Exhibit (h)(3)
AMENDMENT TO
TRANSFER AGENCY AGREEMENT
     AMENDMENT made as of the 22nd day of October, 2009 with an effective date of July 1, 2009 between CAVANAL HILL FUNDS, formerly known as American Performance Funds, a Massachusetts business trust (the “Trust”) and CITI FUND SERVICES OHIO, INC., formerly known as BISYS Fund Services Ohio, Inc., an Ohio corporation (“Citi”), to that certain Transfer Agency Agreement, dated July 1, 2004, between the Trust and Citi (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
     WHEREAS, pursuant to the Agreement, Citi performs certain transfer agency services for each investment portfolio of the Trust (individually a “Fund” and collectively the “Funds”);
     WHEREAS, Citi and the Trust wish to enter into this Amendment to the Agreement in order to extend the Term of the Agreement, revise the fees payable and incorporate the terms and conditions set forth below;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:
     1. Termination of Monthly Rollover Amendment.
     The Amendment between the Parties dated February 17, 2009 is of no further force or effect.
     2. Term.
     The original “Initial Term” under the Agreement ran from July 1, 2004 through June 30, 2009. The Parties now desire to reset the Initial Term for a three year period beginning July 1, 2009. The reference to “June 30, 2009” in the fourth paragraph of Section 5 of the Agreement is hereby deleted and replaced with “June 30, 2012”. In addition, the first paragraph of Section 5 of the Agreement is hereby deleted in its entirety and shall be replaced with the following:
Term. This Agreement shall commence on July 1, 2009 (the “Effective Date”) and continue in effect for three (3) years, until June 30, 2012 (the “Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one year periods (“Rollover Periods”). This Agreement may be terminated without penalty (i) by provision of a notice of non-renewal in the manner set forth below, (ii) by mutual agreement of the parties or (iii) by either party for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause. Written notice of non-renewal must be provided at least sixty (60) days prior to the end of the Initial Term or any Rollover Period, as the case may be.

     3. Funds.
     Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.
     4. Services. The following is added to the end of Schedule B of the Agreement:
     7. IRA Account Services. Citi, on behalf of an IRA Custodian, will perform the additional recordkeeping and administrative functions listed below with respect to any Traditional IRA, Roth IRA, Coverdell Education Savings, SIMPLE IRA, and 403(b)(7) accounts offered by the Funds (collectively, “IRA Accounts”) for which Citi acts as transfer agent (in addition to any applicable services already set forth in the Agreement).
     a. Perform good order review by ERISA guidelines of documents required to open new retirement accounts for fund shareholders. This includes obtaining an executed retirement application by both the shareholder and the custodian.
     b. Perform good order review by ERISA guidelines and process transfers specific to retirement accounts. These include transfers from prior custodian or to successor custodians, direct rollovers from qualified plans, and Roth conversions. This includes obtaining acceptance by an authorized delegate of the successor custodian.
     c. Perform annual population extraction, notification, ERISA good order review, and processing of required mandatory distributions for shareholders aged 70 1/2 or older.
     d. Record the names of beneficiaries identified by the holder of the IRA Account (the “Account Holder”).
     e. Calculate distributions, withdrawals, required withholding and other payments to Account Holders.
     f. Process contributions and distributions for Account Holders.
     g. Collect close-out and/or custodial fees when retirement plan assets are fully liquidated from accounts and disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.
     h. Collect custodial fees from Account Holders who elect prepayment and disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.
     i. Coordinate and execute the annual IRA custodial fee event to collect fees from active retirement plan Account Holders via asset liquidation. Disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.

     j. Retain all ERISA required Account Holder documents in original form. These documents will include IRS Form 5303-A, Forms 5305-A, -RA, -EA, -SA, -SEP, and 403(b)(7) plan agreements.
     k. Tracking, production, and filing to Account Holders and government entities of federal and state tax forms specific to retirement plan accounts (i.e. Forms 1099-R and 5498).
     l. Complete annual W-4P federal withholding solicitation.
     m. Maintain Form W-4P elections for federal and state withholding on retirement plan distributions for each retirement plan shareholder and perform withholding accordingly.
     n. Respond to Account Holder written and verbal operational inquiries related to their retirement accounts.
     5. Fees.
     Schedule C to the Agreement is hereby deleted in its entirety. The first sentence of Section 2 of the Agreement is hereby deleted in its entirety and replaced with the following:
All fees due for Services provided pursuant to this Agreement are included in the Asset-Based Annual Fee set forth in Schedule B of the Fund Accounting Agreement dated July 1, 2004 as amended effective July 1, 2009.
In addition to the Asset-Based Annual Fee, Citi shall be entitled to receive an annual per account fee from the IRA Custodian for the IRA Account Services described in Schedule B. The annual per account fee for IRA Account shareholders is $15, with Citi receiving $13 per account, per year and the IRA Custodian receiving $2 per account, per year.
In addition to the fees set forth above, Citi shall be entitled to be reimbursed for all out-of-pocket expenses, including, but not limited to, the expenses set forth in Section 3 of the Agreement.
     6. Limitation of Liability and Service Level Standards.
     The following paragraphs shall be added at the end of Section 8 of the Agreement:
NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY, ITS AFFILIATES OR ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE FOR EXEMPLARY, PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, INCLUDING LOST REVENUE, LOST PROFITS, AND LOST OR DAMAGED

DATA, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE INDEMNITIES IN THE THIRD AND FOURTH PARAGRAPHS OF SECTION 9 AND THE LIQUIDATED DAMAGES PROVISION SET FORTH IN SECTION 5 SHALL NOT BE SUBJECT TO THE FOREGOING LIMITATION.
Notwithstanding anything contrary contained herein, Citi shall provide the services described herein in accordance with the Service Level Standards set forth in Schedule E and shall be liable to the Trust for any failure to achieve such Service Level Standards as set forth therein.
     7. Indemnification.
The following paragraphs shall be added after the second paragraph of Section 9 of the Agreement:
Each party shall indemnify, defend and hold the other party harmless from and against any and all claims, demands, actions and suits, judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses (including reasonable investigation expenses) of every nature and character (“Losses”) to the extent such Losses arise from or relate to third party claims resulting from a party’s breach of its confidentiality obligations hereunder.
Citi shall indemnify, defend and hold the Trust harmless from and against any and all Losses to the extent such Losses arise from or relate to infringement, misappropriation or a violation of the intellectual property rights of a third party with respect to Services (for the purposes of Section 9, Services shall include software, hardware, system or other intellectual property relating to the Services) provided by Citi hereunder; provided that with respect to patent rights, such indemnity shall be limited to U.S. patent rights of such third parties.
Citi’s infringement indemnification obligations under this Section 9 shall not extend to: (i) the use of the Services outside the scope of this Agreement; (ii) any unauthorized modification or use of the Services made by the Trust, (iii) any customized portions of the Services provided or designed in accordance with written specifications provided by the Trust, (iv) by the Trust’s unreasonable continuation of allegedly infringing activities after the Trust having been notified thereof in writing and Citi having provided or made available modifications to the Services that would have avoided the further alleged infringement.
In the event the Services are held to infringe, or are believed by Citi to infringe, an intellectual property right of a third party, Citi shall have the option, at its expense, to (A) modify the Services to be non-infringing, (B) obtain for the Trust (at no additional cost to the Trust) the right to continue using the Services, or (C)

replace the Services with non-infringing Services, provided that such modification does not degrade the functionality of the Services.
The remedies specified in this Section 9 shall be the Trust’s exclusive remedies with respect to any third party infringement claims.
     8. Insurance.
     Section 18 of the Agreement is hereby deleted in its entirety and replaced with the following:
Citi shall maintain a fidelity bond covering larceny and embezzlement in an amount that is appropriate in light of its duties and responsibilities hereunder. Citi shall maintain the following insurance coverage during the entire Term of this Agreement: (i) Workers’ Compensation Insurance in accordance with applicable laws of the state where Citi performs services and Employer’s Liability Insurance in an amount not less than one million dollars ($1,000,000.00) per occurrence, and (ii) Commercial General Liability Insurance covering bodily injury and property damage liability in an amount not less than one million dollars ($1,000,000.00) per occurrence.
Citi shall have the option, either alone or in conjunction with Citigroup, Citi’s ultimate parent corporation, or any subsidiaries or affiliates of Citigroup, to maintain self insurance and/or provide or maintain any insurance sufficient to fulfill its obligations under this Agreement under blanket insurance policies maintained by Citi or Citigroup, or provide or maintain insurance through such alternative risk management programs as Citigroup may provide or participate in from time to time (such types of insurance programs being herein collectively and severally referred to as “self insurance”), provided the same does not thereby decrease the insurance coverage or limits set forth in this Section. Any self insurance shall be deemed to contain all of the terms and conditions applicable to such insurance as required in this Section. If Citi elects to self-insure, then, with respect to any claims which may result from incidents occurring during the terms of this Agreement, such self insurance obligation shall survive the expiration or earlier termination of this Agreement to the same extent as the insurance required would survive.
     9. Representations and Warranties.
     (a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment and (ii) that this Amendment will be presented to the Board of Trustees of the Trust (the “Board”) for the Board’s review and approval.
     (b) Citi represents that it has full power and authority to enter into and perform this Amendment.

     10. Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Agreement. Except as set forth herein, the Agreement shall remain in full force and effect.
     (b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same Agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written with an Effective Date (as set forth in the new Term provision) of July 1, 2009.

CAVANAL HILL FUNDS

By:	/s/ Jim Huntzinger
Name: Jim Huntzinger
Title: President

CITI FUND SERVICES OHIO, INC.

By:	/s/ Mark S. Bjorstrom

Name: Mark S. Bjorstrom
Title: Vice President

SCHEDULE A
TO THE TRANSFER AGENCY AGREEMENT
BETWEEN
CAVANAL HILL FUNDS
AND
CITI FUND SERVICES OHIO, INC.
JULY 1, 2009
FUNDS and CLASSES

U.S. Large Cap Equity Fund No-Load Investor Institutional

Balanced Fund No-Load Investor Institutional

Short-Term Income Fund No-Load Investor Institutional

Intermediate Bond Fund No-Load Investor Institutional

Bond Fund No-Load Investor Institutional

Intermediate Tax-Free Bond Fund No-Load Investor Institutional

U.S. Treasury Fund Administrative Service Institutional Select* Premier*

Cash Management Fund Administrative Service Institutional Select* Premier*

Tax-Free Money Market Fund Administrative Service Institutional Select* Premier*

*	As of July 1, 2009, these Classes have not commenced operations. Until each such Class commences operation, services will not be rendered and expenses will not be incurred under this Agreement.

SCHEDULE E
SERVICE LEVEL STANDARDS
Each Transfer Agency Standard will be tracked on a monthly basis. In the event Citi fails to meet a Service Standard in two consecutive months, Citi agrees to take appropriate corrective measures within the following month to be in compliance with the appropriate standard at the end of such period. In the event that Citi is not in compliance with the standard in the following month, the Trust shall be entitled to a fee reduction as listed below. Failure to meet the standard due to a circumstance outside of Citi’s control shall not be deemed a failure by Citi to meet its standard. For the purposes of Transfer Agency Service Levels in Schedule F, the Services that Citi provides to the Trust shall be aggregated with the services Citi provides to its other mutual fund clients and Citi’s performance shall be determined accordingly.

Item	Standard	Fee Reduction
Financial Transactions	98%	$2,000

Maintenance Transactions	98%	$2,000

New Accounts	95%	$2,000